U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                       SEC File Number: 0-26998
                                                     CUSIP Number:  013876 10 7

[  ] Form  10-K and Form  10-KSB [ ] Form  20-F [ X ] Form  10-Q and
               Form 10-QSB [ ] Form N-SAR
                      For Period Ended: September 30, 1998

    [  ] Transition Report on Form 10-K      [  ] Transition Report on Form 20-F
    [  ] Transition Report on Form 11-K      [  ] Transition Report on Form 10-Q
    [  ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

--------------------------------------------------------------------------------
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

--------------------------------------------------------------------------------

Part I - Registrant Information

Full Name of Registrant:                Alcohol Sensors International, Ltd.
Former Name if applicable:              Not Applicable
Address of Principal Executive Office:  11 Oval Drive, Islandia, New York 11722

--------------------------------------------------------------------------------

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed [X]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is in the process of reorganization of its operations and is in discussions with various third parties with respect to equity and debt financings and distributorships. Such reorganization efforts and discussions required the Registrant to devote substantial effort and expense which otherwise would have been devoted to the preparation and filing of the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998. For such reason, the subject Form 10-QSB could not be filed within the prescribed period.

--------------------------------------------------------------------------------

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

             Joseph M. Lively          (516) 342-1515

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   [X]  Yes          [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [X]  Yes          [   ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               The registrant is unable, at this time, to estimate its loss from operations for the period ended September 30, 1998.

     Alcohol Sensors International, Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:


November 16, 1998                  By:/s/ Joseph M. Lively
                                      Joseph M. Lively, President